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SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULES 13a-16 OR 15d-16 OF
THE SECURITIES EXCHANGE ACT OF 1934

July 22 , 2004

VEOLIA ENVIRONNEMENT
(Exact name of registrant as specified in its charter)

36-38, avenue Kléber
75116 Paris, France
(Address of principal executive offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.)

Form 20-F     X          Form 40-F

(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1)):____

(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7)):____

(Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes               No     X

(If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-_______________.

PRESS RELEASE

      Veolia Environnement announces sale of Culligan for $610 million

North American disposal program announced in September 2003 completed totaling $1.9 billion

Paris, July 22nd, 2004

Veolia Environnement (Euronext: VIE and NYSE: VE), announces today it has entered into a definitive agreement for the sale of its Culligan business to private equity firm Clayton Dubilier & Rice, for total consideration of $610 million in cash. The transaction, which is expected to be completed in the fourth quarter of 2004, is subject only to applicable regulatory approvals and other customary closing conditions.

The sale represents the final step in the implementation of the strategic refocusing of Veolia Environnement’s water operations in North America, which was originally announced in September 2003. The disposal of Culligan (following the sale of Everpure in late 2003 to Pentair, the sale of farmlands held by USFilter in California in the first half of 2004, and the sale USFilter’s systems and services businesses to Siemens announced in the first half of 2004) reflects Veolia Environnement’s strategy to focus its development on outsourcing services and long-term contracts for both municipalities and industrial companies. The total proceeds generated from these sales, including $215 million for the disposal of Everpure that was completed in 2003, amount to approximately $1.9 billion.

Veolia Environnement will remain an important player in environmental services in North America. It currently anticipates that it may generate 2004 revenue in North America of approximately $2.5 billion after those disposals, including approximately $1.4 billion in Waste Management, $0.7 billion in Water and $0.4 billion in Transportation.

Veolia Environnement (Paris Euronext: VIE et NYSE: VE), is the leading provider of environmental services to municipalities and industrial companies worldwide.  The company has global operations in four core business areas:  Water, Waste, Energy Services and Transportation.  In 2003, Veolia Environnement generated consolidated revenue of 28.6 billion euros ($36.1 billion). Visit the company’s web site at www.veoliaenvironnement-finance.com.

Important Disclaimer. Veolia Environnement is a corporation listed on the NYSE and Euronext Paris. This press release contains “forward-looking statements” within the meaning of the provisions of the U.S. Private Securities Litigation Reform Act of 1995. These statements are based on management’s current expectations or beliefs and are subject to a number of factors and uncertainties that could cause actual results to differ materially from those described in the forward-looking statements. These factors and uncertainties include in particular risks related to the ability of Veolia Environnement to complete its divestiture transactions as a result of customary conditions precedent and closing adjustments, as well as the risks described in the documents Veolia Environnement has filed with the U.S. Securities and Exchange Commission. Veolia Environnement does not undertake, nor does it have, any obligation to provide updates or to revise any forward-looking statements. Investors and security holders may obtain a free copy of documents filed by Veolia Environnement with the U.S. Securities and Exchange Commission from Veolia Environnement.

Analyst and institutional investor contact: Nathalie Pinon +33 1 71 75 01 67

US Investor contact: Brian Sullivan +(1) 941 362 24 35

US Press contact: Jim Force +(1) 715 355 3515

        Press release also available on our web site: http//veoliaenvironnement-finance.com

SIGNATURES

        Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Dated: July 22, 2004

VEOLIA ENVIRONNEMENT
By: /s/ Jérôme Contamine Name: Jérôme Contamine Title: Chief Financial Officer